EXHIBIT 23

Independent Auditors’ Consent

The Board of Directors
Uroplasty, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-75826) on Form S-3 of Uroplasty, Inc. and subsidiaries of our report dated May 6, 2002, except as to note 4 which is as of May 13, 2002, with respect to the consolidated balance sheets of Uroplasty, Inc. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for the years then ended, which report appears in the March 31, 2002, annual report on Form 10-KSB of Uroplasty, Inc.

Minneapolis, MN
June 28, 2002